CADRE HOLDINGS, INC.

13386 International Pkwy

Jacksonville, FL 32218

January 11, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadre Holdings, Inc. - Registration Statement — Form S-1

File No. 333-261852

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadre Holdings, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-261852) (the “Registration Statement”) be declared effective on January 13, 2022, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert L. Lawrence of Kane Kessler, P.C., counsel to the Registrant, at (917) 763-9370, or in his absence, Aris Haigian at (646) 957-3818.

Cadre Holdings, Inc.

By:	/s/ Blaine Browers
Name: Blaine Browers
Title: Chief Financial Officer

cc:	Robert L. Lawrence, Kane Kessler, P.C.

Aris Haigian, Kane Kessler, P.C.